SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Rule 13d - 101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                         TO RULE 13d-1(a) AND AMENDMENTS
                            THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                          Easylink Services Corporation
                          -----------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                    27784T101
                                    ---------
                                 (CUSIP Number)

                                 Kevin S. Moore
                                    President
                             The Clark Estates, Inc.
                        One Rockefeller Plaza, 31st Floor
                            New York, New York 10020
                                 (212) 977-6900
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                            Jeffrey E. LaGueux, Esq.
                       Patterson Belknap Webb & Tyler LLP
                           1133 Avenue of the Americas
                          New York, New York 10036-6710
                                 (212) 336-2000

                                   May 3, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.


                               (Page 1 of 3 pages)

CUSIP No. 27784T101
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      The Clark Estates, Inc.
      13-5524538
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,903,094
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,903,094
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,903,094
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.03
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------


                               (Page 2 of 3 pages)

            This Amendment No. 1 to Schedule 13D (this "Amendment") amends the
Schedule 13D filed on April 13, 2006 by The Clark Estates, Inc., a new York corporation with its principal business address and principal office at One Rockefeller Plaza, 31st Floor, New York, New York 10020 (the "Reporting Person"), that relates to shares of common stock of Easylink Services Corporation, a Delaware corporation with its principal executive offices at 33 Knightsbridge Road, Piscataway, New Jersey 08854 (the "Issuer").

Item 6 is hereby amended as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            On May 3, 2007, Federal Partners and Stephen Duff, an employee of the Reporting Person and a director of the Issuer, each entered into a Company Voting Agreement ("Voting Agreement"), dated as of May 3, 2007, with Internet Commerce Corporation ("ICC"), a Delaware corporation, whereby Federal Partners and Stephen Duff, respectively, irrevocably agree to vote their Shares in favor of approval and adoption of the Agreement and Plan of Merger, dated as of May 3, 2007, by and among ICC, the Issuer and Jets Acquisition Sub, Inc. a Delaware corporation and wholly-owned subsidiary of ICC. The Voting Agreement is annexed hereto as Exhibit A and the foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement.

            Except for the Purchase Agreement, the Registration Rights Agreement and the Voting Agreement, neither the Reporting Person nor (to the best knowledge of the Reporting Person) any of its executive officers or directors has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 8, 2007                                  THE CLARK ESTATES, INC.


                                                   By: /S/ KEVIN S. MOORE
                                                       -------------------------
                                                       Name: Kevin S. Moore
                                                       Title: President


                               (Page 3 of 3 pages)